UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-14948

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

(Full title of the plan)

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive offices)

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries

/s/ THOMAS J. HIRSCH	June 20, 2003
Thomas J. Hirsch Sr. Vice President Fiserv, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP, Independent Auditors

99.1	Written Statement of the Chief Executive Officer, dated June 20, 2003

99.2	Written Statement of the Chief Financial Officer, dated June 20, 2003

APPENDIX 1

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements for the Years Ended

December 31, 2002 and 2001, Supplemental

Schedule as of December 31, 2002 and

Independent Auditors’ Report

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets Held for Investment Purposes	8

Other supplemental schedules required by the Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

401(k) Savings Plan of Fiserv, Inc.

and its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of 401(k) Savings Plan of Fiserv Inc. and its Participating Subsidiaries (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

May 9, 2003

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
Investments:
Mutual funds	$349,228,093	$355,826,880
Fiserv Stock Fund	40,422,287	51,227,287
Participant loans	18,515,169	16,511,439

Total investments	408,165,549	423,565,606
Receivables:
Employer contributions	36,565,290	30,646,082
Employee contributions	1,727,398	1,317,849

Total receivables	38,292,688	31,963,931

NET ASSETS AVAILABLE FOR BENEFITS	$446,458,237	$455,529,537

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Investment (loss) income:
Dividends and interest	$7,343,089	$10,935,791
Interest on participant loans	1,446,768	1,465,754
Net depreciation in fair value of investments	(76,685,871)	(7,349,708)

	(67,896,014)	5,051,837
Employee contributions	42,534,941	37,269,732
Employer contributions	36,600,226	30,669,672
Rollover contributions	5,162,646	4,657,290
Asset transfers into the Plan (Note 4)	9,740,876	43,070,601

Total additions	26,142,675	120,719,132
Benefits paid to participants	35,149,080	25,067,158
Administrative expenses	64,895	58,040

Total deductions	35,213,975	25,125,198

Net (decrease) increase	(9,071,300)	95,593,934
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	455,529,537	359,935,603

END OF YEAR	$446,458,237	$455,529,537

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General – Employees who have completed one year of service with Fiserv, Inc. or its participating subsidiaries are eligible to participate in the Plan. Employer contributions are made equal to 100% of the first 1%, and 40% of the next 5% of salary reduction contributions made by the participants. However, to the extent permitted by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit due to the business unit’s profitability, in which case they may determine that there will be a lesser contribution, or even none at all. Additional employer contributions are also made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations. Employer and employee contributions are invested solely as directed by Plan participants.

Participation and Vesting – The Plan is subject to the provisions of ERISA. Plan participants are entitled to the accumulated interest in their respective participant accounts as of the date of retirement, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his account under the Plan. Amounts contributed by Fiserv, Inc. vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Investment Options – Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan currently offers 18 mutual funds and the Fiserv Stock Fund as investment options for participants. Certain restrictions applied to the investment in the Fiserv Stock Fund, which were removed on January 1, 2003. Employer contributions are invested in the same manner as the employee contributions.

Forfeitures – Non-vested forfeitures totaled $672,317 and $1,028,089 at December 31, 2002 and 2001, respectively, and are used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances.

Employee Contributions and Loans – Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors, 15% at December 31, 2002. The maximum salary reduction contribution was increased to 50% of eligible compensation on January 1, 2003. Contributions are subject to federal tax limitations.

Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and non-forfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set at a market rate as of the loan request date (6.25% to 11.50% at December 31, 2002). Generally, loans require repayment within five years, however, certain loan maturities can be up to 30 years.

Rollover Contributions – Rollover contributions consist of participants’ transfers of balances into the Plan from other plans.

Distributions – Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his accounts. If no such election is made and the participant’s vested interest in the Plan does not exceed $5,000, payment will be made in a lump sum. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant elects to receive a distribution. At December 31, 2002 and 2001, amounts due to participants who have elected to withdraw from participation in the plan were $566,834 and $351,678, respectively.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock.

The Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70- 1/2.

Plan Termination – Although Fiserv, Inc. has not expressed an intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, all participants will become fully vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Fiserv Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price plus the uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Risks and Uncertainties – The Plan invests in various investments, including pooled investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reconciliation of Financial Statements to Form 5500 – The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2002	2001
Net assets available for benefits per the financial statements	$446,458,237	$455,529,537
Benefits payable	(566,834)	(351,678)

Net assets available for benefits per Form 5500	$445,891,403	$455,177,859

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31:

	2002	2001
Benefits paid to participants per the financial statements	$35,149,080	$25,067,158
Benefits payable, beginning of year	(351,678)	(209,075)
Benefits payable, end of year	566,834	351,678

Benefits paid to participants per Form 5500	$35,364,236	$25,209,761

3.	INVESTMENTS

Investments in excess of 5% of net assets available for benefits are as follows at December 31:

	2002	2001
Fiserv Stock Fund	$40,422,287	$51,227,287
Vanguard Windsor Fund	49,830,054	63,706,438
Vanguard Wellington Fund	72,327,984	71,595,223
Vanguard Prime Money Market Fund	44,135,020	38,648,115
Vanguard 500 Index Fund	57,335,460	68,328,729
Vanguard Explorer Fund	31,154,571	39,028,514
Vanguard GNMA Fund	24,895,701
Vanguard U.S. Growth Fund		25,589,579

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$(66,220,477)	$(19,529,311)
Fiserv Stock Fund	(10,465,394)	12,179,603

Net depreciation in fair value of investments	$(76,685,871)	$(7,349,708)

4.	ASSET TRANSFERS INTO THE PLAN

Asset transfers into the Plan during the years ended December 31, 2002 and 2001 consist of $6,213,931 and $8,176,503, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by Fiserv, Inc.

Asset transfers into the Plan during the years ended December 31, 2002 and 2001 include $3,526,945 and $34,894,098, respectively, of participant account balances which were transferred into the Plan from another defined contribution plan sponsored by the Company, Fiserv Predecessor—Employer Retirement Plan. The Fiserv Predecessor—Employer Retirement Plan was effectively terminated during the year ended December 31, 2002.

5.	ADMINISTRATIVE EXPENSES

Certain expenses incurred for administering the Plan are paid by Fiserv, Inc. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

6.	TAX STATUS

The Plan obtained its latest determination letter as of December 10, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, that the Plan continues to qualify under Section 401(a), and that the related trust continues to be tax exempt as of December 31, 2002.

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Description	Shares/Units Held	Fair Value
Fiserv Stock Fund*	705,203 units	$40,422,287
American Century International Growth Fund	133,413 shares	851,174
Invesco Equity Income Fund	27,714 shares	265,226
Invesco Small Company Growth Fund	97,610 shares	813,088
Janus Investment Fund – Janus Fund	84,527 shares	1,506,264
Vanguard Lifestrategy Conservative Growth Fund*	53,496 shares	685,816
Vanguard Lifestrategy Growth Fund*	90,122 shares	1,294,154
Vanguard Lifestrategy Income Fund*	152,727 shares	1,881,598
Vanguard Lifestrategy Moderate Growth Fund*	1,260,702 shares	17,485,939
Vanguard Mid-Cap Index Fund*	455,427 shares	4,499,617
Vanguard Windsor Fund*	4,152,505 shares	49,830,054
Vanguard Wellington Fund*	2,944,950 shares	72,327,984
Vanguard Prime Money Market Fund*	44,135,020 shares	44,135,020
Vanguard 500 Index Fund*	706,537 shares	57,335,460
Vanguard Explorer Fund*	684,686 shares	31,154,571
Vanguard GNMA Fund*	2,315,879 shares	24,895,701
Vanguard International Value Fund*	515,434 shares	9,705,628
Vanguard U.S. Growth Fund*	1,470,548 shares	17,734,806
Vanguard Total Bond Market Index Fund*	1,235,645 shares	12,825,993
Participant Loans	Various 6.25% – 11.5% through 2032	18,515,169

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$408,165,549

* Party-in-interest.